UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

March 24, 2005

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.




05006824

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure



Press Release

March 24, 2005

UFJ Holdings, Inc.
UFJ Bank Limited
kabu.com Securities Co., Ltd.

Strategic Alliance with kabu.com Securities Co., Ltd. regarding Securities Intermediation Business via Internet

UFJ Bank Limited ("UFJ Bank") decided to form an alliance with kabu.com Securities Co., Ltd. ("kabu.com") with regard to securities intermediation business and entered into a basic agreement with kabu.com on November 19, 2004. As described below, we hereby announce the contents and schedule of the services centering on the securities intermediation service via internet, which will be provided by UFJ Bank and kabu.com.

1. Application form request for a securities account via UFJ Bank's internet banking

   UFJ Bank and kabu.com will launch a new service that enables customers to send requests, via UFJ Bank's internet banking, for application forms to open new accounts at kabu.com. Those customers who already have UFJ Bank accounts with internet banking contract can easily send application form requests without entering their personal information.

   This service is scheduled to start in April 2005.

2. Immediate account opening and trading

UFJ Bank and kabu.com will start offering a new service in UFJ Bank's internet banking, which enables customers to open securities consolidated accounts on the spot in website and to start trading immediately. This is the first service of its kind in Japan. This service is scheduled to start in July 2005.

UFJ Bank and kabu.com have jointly applied for a patent with regard to the system for immediate account opening and transaction and the function of phone call relaying between call centers of both companies.

UFJ Bank and kabu.com have been already providing many joint services in relation to account settlement. We believe the new services set forth above will farther enhance customer convenience by enabling customers to move between securities transactions and banking transactions smoothly.

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

March 25, 2005

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,



Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure


UFJ

Press Release

March 25, 2005
UFJ Holdings, Inc.

Sale of UFJ's Tokyo Headquarters Building

UFJ Holdings, Inc. ("UFJ") hereby gives notice that UFJ Bank Limited ("UFJ Bank"), a subsidiary of UFJ, decided to buy back and sell beneficiary rights for its Tokyo headquarters building which was securitized in March 2002.

1. Profile of the beneficiary rights which will be sold

Trust Property	UFJ's Tokyo headquarters building (Planned acquisition price : JPY 96.5 billion)
Property Profile	1) Location : 2-5, Otemachi 1-chome, Chiyoda-ku, Tokyo 2) Area of Site : 9,338.74 m^2 3) Floor Space : 92,721.94 m^2
Planned Sales Price	JPY 145 billion

UFJ Bank will make a term lease contract and continue to occupy the building even after the sale. The address of UFJ Bank's Tokyo headquarters will not change.

2. Outline of Transferee

Trade Name	MEC ASSET HOLDING Inc. (Special Purpose Company for securitization set up by Mitsubishi Estate Co. Ltd.)
Address	Chuo-ku, Tokyo
Representative	Hideji Kawai

Capital	JPY 3 million
Shareholder	MEC ASSET HOLDING Limited Liability Middle Corporation (100%)
Relation to UFJ	Not related

3. Schedule

   Planned date of closing contract : March 31, 2005

   Planned date of the transfer : March 31, 2005

4. Reason for the transfer

   UFJ Bank has two options at the maturity date of bonds which were issued at the securitization. One is to exercise a preemtive right of first refusal to purchase the beneficiary rights. The other is to continue the current scheme while the bonds are supposed to be refinanced.

   We decided to exercise the first option and sell the beneficiary rights to achieve flexible property management including reduction of administrative costs and improvement of lease terms.

5. Impact on Earnings of UFJ

   UFJ does not change the current forecast of its non-consolidated and consolidated financial results for the fiscal year ending March 31, 2005 announced on November 24, 2004.